Filed by EMC Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: Legato Systems, Inc.
                                                 Commission File No. 000-26130


This filing relates to the proposed merger ("merger") pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the "Merger Agreement"), by and among EMC Corporation ("EMC"), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. ("Legato"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.



The following is a an open letter from EMC President and Chief Executive
Officer.

                 Bringing Structure to the Unstructured World:
                What Documentum Means to EMC and Our Customers

             An Open Letter from Joe Tucci, EMC President and CEO


The union of Documentum and EMC will join two technology leaders to deliver great customer value. Together, the leading provider of enterprise content management software and the market leader in information storage management will enable organizations to achieve information lifecycle management for their vast volumes of unstructured data.

Unstructured data - everything from electronic documents such as Web pages and spreadsheets, to medical records and audio/video content - represents the vast majority of enterprise information today. This content is only getting richer, denser and hungrier for more storage and information management capabilities.

Powerful software functionality from Documentum and EMC will give customers valuable information about this type of data across the enterprise -- so it can be classified, managed and then migrated to the optimum storage resources automatically, at the right time in the information lifecycle, in order to achieve the right service level at the lowest possible cost.

Along with EMC's pending acquisition of LEGATO Systems, the acquisition of Documentum is another step in EMC's evolution. Our mission is to become the ultimate information lifecycle management company. Today, Documentum's content management solutions are extremely complementary to data management solutions from LEGATO and EMC. As they become further integrated, these solutions will deliver unbeatable value.

Together, EMC, Documentum and LEGATO are projected to have 2003 software revenues in excess of $2 billion combined. (Software revenues include license and support.) People ask me if this means EMC is really becoming a software company. The correct answer is to think of EMC as the one company that offers the best choice of comprehensive information storage solutions for the widest range of customer needs.

Documentum will accelerate EMC's movement along a road taken in 2001, when we announced the separation of EMC open software from our storage platforms business. That decision gave EMC software developers the freedom to create the industry's best software to manage multi-vendor storage environments.

Like the acquisition of LEGATO, this acquisition will be a terrific plus for both companies' customers, partners, stockholders and employees, joining Documentum with a market leader with the most compelling vision for the future of information management.

                                      ###


Additional Information and Where to Find it

On September 12, 2003, EMC filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC") containing a definitive proxy statement/prospectus regarding the merger. Investors and security holders of EMC and LEGATO are urged to read the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO because they contain important information about EMC, LEGATO and the merger. Investors and security holders may obtain a free copy of the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO at the SEC's website at www.sec.gov. Free copies of the registration statement, the proxy statement and each company's other filings with the SEC also may be obtained from the respective companies. Free copies of EMC's filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO's filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO's website at www.legato.com.


                                      ###

Forward Looking Statements

This document contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending;
(iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and
(xii) other one-time events and other important factors disclosed previously and from time to time in EMC's and Documentum's filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this document.